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BRIAN MCGRADY brian.mcgrady@dechert.com +1 212 698 3589 Direct +1 212 698 0453 Fax

December 19, 2017

VIA EDGAR CORRESPONDENCE

Ms. Angela Mokodean

Senior Counsel

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Ms. Mokodean:

This letter responds to comments you provided to Hannah Fine of Dechert LLP and me during a telephonic discussion on November 28, 2017 with respect to your review of Post-Effective Amendment No. 629 (“PEA No. 629”) to the Registrant’s registration statement filed with the SEC on October 13, 2017. PEA No. 629 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purposes of registering Class R6 Shares of the Goldman Sachs Enhanced Dividend Global Equity Fund, Goldman Sachs Tax-Advantaged Global Equity Fund, Goldman Sachs Strategic Factor Allocation Fund, Goldman Sachs Global Managed Beta Fund, and Goldman Sachs Tactical Tilt Overlay Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms have the meanings attributed to such terms in PEA No. 629. We have reproduced your comments below, followed by the Registrant’s responses.

General

1.	Comment: Each Fund includes a footnote to the “Fees and Expenses of the Fund” table that states “The ‘Other Expenses’ for Class R6 Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.” Please explain supplementally why this footnote is necessary. For example, is there an expense component for Class R6 Shares that is different from other share classes such that “Other Expenses” cannot be based on the Fund’s actual expenses?

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense figures reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Class R6 Shares of the Funds have not yet commenced operations and the Funds therefore did not incur expenses with respect to this share class during the most recent fiscal year. Instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. Form N-1A does not provide instructions for how to report expenses for a new

Ms. Angela Mokodean December 19, 2017 Page 2

share class of an existing fund. As such, the Registrant believes that, because Class R6 Shares of the Funds have not yet commenced operations, the Funds may report the estimated expenses of Class R6 in accordance with Instruction 6(a) to Item 3 of Form N-1A. In estimating these expenses, the Investment Adviser has considered the expenses for a similar share class as well as any differences in expense components (e.g., the transfer agency fee applicable to Class R6 Shares differs from that of the Fund’s Institutional Shares).

2.	Comment: With respect to the Fee Waiver and/or Expense Limitation arrangements, to the extent the Investment Adviser is permitted to recoup any fees waived or expenses reimbursed pursuant to the arrangements, please disclose the terms of such recoupments. In addition, please confirm supplementally whether the fee waiver or expense limitation agreement for each Fund is either incorporated by reference or that it will be filed as an exhibit to the Registration Statement.

Response: The Registrant notes that the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years. The Registrant also notes that any fee waiver or expense limitation arrangements are not made in writing, and therefore will not be filed as an exhibit to the Registration Statement. However, the Registrant can confirm that any fee waiver or expense limitation arrangements will be in effect for at least one year, and the Funds have provided disclosure consistent with Instruction 3(e) to Item 3 of Form N-1A, describing that the modification or termination of such an arrangement requires approval of the Fund’s Board of Trustees.

3.	Comment: The SEC Staff notes that for each Fund that offers Class R6 Shares, there is a footnote to the Fund’s “Average Annual Total Return Table” that states, in part, “Performance has not been adjusted to reflect the lower expenses of Class R6 Shares. Class R6 Shares would have had higher returns because: (i) Institutional Shares and Class R6 Shares represent interests in the same portfolio of securities, and (ii) Class R6 Shares have lower expenses.” Please revise the disclosure to conform to the Instructions to Item 4 of Form N-1A. Please also confirm supplementally that the presentation of the performance for Class R6 Shares is consistent with the no-action relief granted by the SEC Staff in the Quest for Value Dual Purpose, Inc. No-Action Letter.[1]

Response: Instruction 3(b) to Item 4 of Form N-1A states that when a multiple class fund offers a new share class in a separate prospectus and separately presents information for the new share class in response to Item 4(b)(2), the registrant must include the bar chart with annual total returns for any other existing share class of the fund for the first year that the new share class is offered. Further, the instruction provides that such a fund must explain in a footnote that the returns are for a share class that is not presented in the

[1]	See Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. Feb. 28, 1997).

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prospectus, and that such other share class would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.

However, in Quest for Value, the SEC Staff permitted a fund to show in the prospectus for a new share class the performance history of an existing share class as if it were the performance history of the new share class, restated to reflect differences in certain fees and expenses between the share classes.2 The Registrant intends to follow the approach set forth in Quest for Value with respect to the presentation of the historical performance of Class R6 Shares.

Consistent with Quest for Value, the Funds’ current approach when launching a new share class is to attribute to the new share class the historical performance of an existing share class of the same Fund prior to the new share class’s inception and to disclose that the performance of the new share class for the period prior to its inception is that of the existing share class. If the new share class has lower fees and expenses than those of the existing share class whose historical performance is attributed to the new share class, the accompanying disclosure typically indicates that (i) the performance has not been adjusted to reflect the lower fees and expenses of the new share class; and (ii) the performance of the new share class would have been higher than that of the existing class because: (1) the new and existing share classes represent interests in the same portfolio of securities; and (2) the fees and expenses of the new share class are lower than those of the existing share class. The Funds therefore believe that the footnote disclosure in the “Average Annual Total Returns” tables present information for Class R6 Shares in a manner consistent with Form N-1A and the instructions therein and provides meaningful information to investors.

Additionally, the Funds believe that this presentation is consistent with SEC Staff views in Quest for Value. The fees and expenses for Class R6 Shares will be equal to or lower than those of Institutional Shares (whose historical performance will be attributed to the Class R6 Shares). Therefore, the Funds believe that no adjustments to the historical performance of Institutional Shares are permitted for Class R6 Shares.

Strategic Factor Allocation Fund

4.	Comment: Please confirm supplementally whether Class R6 Shares of the Fund may be exchanged for shares of the same or an equivalent class of another series. If so, please include disclosure in the “Shares of the Trust” section of the Statement of Additional Information noting that Class R6 Shares may also be exchanged for shares of the same or an equivalent class of another series.

[2]	The position taken by the SEC Staff in the Quest for Value was also consistent with the position it took in an earlier letter. See MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28, 1995).

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Response: The Registrant has included disclosure to reflect that, with limited exceptions, Class R6 Shares of the Fund may be exchanged for shares of the same or an equivalent class of another series.

*        *        *         *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3589 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brian McGrady

Brian McGrady

cc:	Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

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